                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                           FOR THE MONTH OF JUNE 2003

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X      Form 40-F
                                   ---               ---

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                               Yes         No   X
                                   ---         ---


[CR LOGO]                                                                          Form D2

COMPANIES REGISTRY                                                                 NOTIFICATION OF CHANGES OF
                                                                                    SECRETARY AND DIRECTORS


                                                                                        COMPANY NUMBER
                                                                                -----------------------------
                                                                                               17
                                                                                -----------------------------

         1  COMPANY NAME
            -------------------------------------------------------------------------------------------------
            The Wharf (Holdings) Limited
            -------------------------------------------------------------------------------------------------

         2  TYPE OF CHANGE

            *  [ X ] Resignation or cessation    [   ] New appointment

                                                 [   ] Change of particulars


         3  DETAILS OF CHANGE

(Note 2) A. RESIGNATION OR CESSATION
            (Use Continuation Sheet A if more than 1 resignation or cessation

            *  [   ] Secretary      [ X ] Director   [   ] Alternate Director

                                 ----------------------------------------------------------------------------
            NAME                  BURNS           Robert Henry
                                 ----------------------------------------------------------------------------
                                 Surname            Other names

            IDENTIFICATION
                                                -------------------------------------------------------------
            a  Hong Kong Identity Card               K719648(2)                 -
               or Company Number                -------------------------------------------------------------
                                                  I.D. Card Number         Company Number


                                                -------------------------------------------------------------
            b  Overseas Passport                          -                     -
                                                -------------------------------------------------------------
                                                        Number             Issuing Country

                                                -------------------------------------------------------------


                                                -------------------------------------------------------------
            DATE OF RESIGNATION OR CESSATION        DD       MM      YYYY

                                                    30       05      2003                     -
                                                -------------------------------------------------------------
                                                              Date                       Alternate To

* Please tick the relevant box(es)      X
-------------------------------------------------------------------------------------------------------------

PRESENTOR'S NAME AND ADDRESS                           FOR OFFICIAL USE

 The Wharf (Holdings) Limited
 16/F., Ocean Centre,
 Harbour City, Canton Road,
 Kowloon,
 Hong Kong.

                 NOTIFICATION OF CHANGES OF SECRETARY AND DIRECTORS                               Company Number
                                                                                          ------------------------------
                                                                                                        17
                                                                                          ------------------------------

                                                                                                       Page 2

         3  DETAILS OF CHANGE (cont'd)

(Notes   B. APPOINTMENT/CHANGE OF PARTICULARS
 3 & 4)     (Use Continuation Sheet B if more than 1 director/secretary is involved


                             BRIEF DESCRIPTION                                        EFFECTIVE DATE(s)
            ------------------------------------------------------------------------------------------------------------



                                                                                   DD        MM       YYYY
            ------------------------------------------------------------------------------------------------------------


                             -------------------------------------------------------------------------------------------
            EXISTING NAME
                             -------------------------------------------------------------------------------------------


                             -------------------------------------------------------------------------------------------
            NAME/NEW NAME
                             -------------------------------------------------------------------------------------------
                                  Surname                           Other names


                             -------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------
                                                          Alias (if any)

                             -------------------------------------------------------------------------------------------

                             -------------------------------------------------------------------------------------------
                                                              Previous Names

                             -------------------------------------------------------------------------------------------
            ADDRESS

                             -------------------------------------------------------------------------------------------

            IDENTIFICATION
                                                ------------------------------------------------------------------------
            a  Hong Kong Identity Card
               or Company Number
                                                ------------------------------------------------------------------------
                                                 I.D. Card Number          Company Number


                                                ------------------------------------------------------------------------
            b  Overseas Passport
                                                ------------------------------------------------------------------------
                                                             Number                  Issuing Country


THIS NOTIFICATION INCLUDES     Nil      CONTINUATION SHEET A AND     Nil      CONTINUATION SHEET B.
                           ------------                          ------------
             A               B
------------    ------------


Signed:

(Name):     (    Wilson W. S. Chan    )         Date: June, 3, 2003
            ---------------------------               -------------
                    Secretary*

* Delete whichever does not apply

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         THE WHARF (HOLDINGS) LIMITED - WHARF



Date: June 5, 2003

                                         By:   /s/  Wilson Chan
                                             ---------------------------------
                                             Name:  Wilson Chan
                                             Title: Company Secretary